FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For 18 December 2018

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000

Edinburgh EH12 1HQ

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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X          Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____      No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

This report on Form 6-K, except for any information contained on any websites linked in this report, shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File No. 333-222022) and to be a part thereof from the date which it was filed, to the extent not superseded by documents or reports subsequently filed or furnished.

RBS Appoints Katie Murray as Chief Financial Officer

The Royal Bank of Scotland Group plc (RBS) today announces the appointment of Katie Murray as Executive Director and Chief Financial Officer (CFO), with effect from 1 January 2019. Katie joined RBS as Director of Finance in November 2015 and was appointed as Deputy CFO in March 2017.  Katie was appointed Interim CFO when Ewen Stevenson left the bank at the end of September 2018. Katie will also be appointed as Executive Director and CFO on the Boards of NatWest Holdings Limited, The Royal Bank of Scotland plc, National Westminster Bank Plc and Ulster Bank Limited.

RBS Chairman Howard Davies said: “I am pleased to welcome Katie to the RBS Board following a successful period as Interim CFO. Katie brings nearly 30 years of Finance and Accounting experience in capital management, investor relations and financial planning to the role.  She has already contributed significantly to RBS over the last three years as the bank has resolved its last major legacy issues, returned to profit and restarted paying dividends.”

Katie Murray said:

“I am delighted to take up this role and look forward to working with my colleagues on the Board, the Executive Committee and across RBS as we continue to build a bank that is simple and safe for customers, produces positive returns for shareholders and makes a major contribution to the UK economy.”

There are no other matters to disclose under Listing Rule 9.6.13.

For further information contact:

RBS Media Relations
+44 (0) 13 1523 4205

Investor Relations Team
+44 (0) 20 7672 1758

Notes to editors

Katie Murray Biography

Katie Murray joined RBS as Director of Finance in November 2015 and was appointed as Deputy Chief Financial Officer in March 2017. Katie has worked in Finance and Accounting for nearly 30 years with experience in capital management, investor relations, financial planning and all areas of financial services. Katie was previously the Group Finance Director for Old Mutual Emerging Markets, based in Johannesburg from 2011-2015, having held various roles in Old Mutual from 2002. Prior to this Katie worked at KPMG for 13 years. Katie is a Chartered Accountant having trained in Scotland and a member of The Institute of Chartered Accountants of Scotland.

Key compensation arrangements for Katie Murray

Katie Murray’s remuneration arrangements have been set in accordance with the Directors’ Remuneration Policy approved by shareholders. The remuneration package includes a base salary of £750,000 per annum and a fixed share allowance of £750,000 per annum.

Pension funding has been set at 10% of salary. This rate of 10% is in line with the pension rate applicable to the wider RBS workforce and recognises emerging best practice under the UK Corporate Governance Code and investor guidelines.

Any variable pay awards for performance year 2019 onwards will be delivered as long term incentive awards, with a maximum award of 200% of salary. Katie will be required to build up and maintain a minimum shareholding of 250% of salary.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)
Date:	18 December 2018	By:	/s/ Sally Sutherland
Name: Sally Sutherland
Title: Assistant Secretary